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Exhibit

Exhibit Description

99.1	Announcement on 2015/10/28: To announce related materials on acquisition of the common shares of Yann Yuan Investment Co., Ltd.

99.2	Announcement on 2015/10/28: To announce operating results for the third quarter of 2015

99.3	Announcement on 2015/10/28: Important Resolutions from 13th term 3rd Board Meeting

99.4	Announcement on 2015/11/06: To announce related materials on acquisition of machinery and equipment

99.5	Announcement on 2015/11/9: October Revenue

99.6	Announcement on 2015/11/13: the trading and pledge of UMC common shares by directors, executive officers and 10% shareholders of UMC

Exhibit 99.1

To announce related materials on acquisition of machinery and equipment

1. Name and nature of the subject matter (if preferred shares, the terms and conditions of issuance shall also be indicated, e.g. dividend yield): Common shares of Yann Yuan Investment Co., Ltd.

2.	Date of the occurrence of the event: 2015/10/28

3. Volume, unit price, and total monetary amount of the transaction: trading volume: 60,000,000 shares; unit price:$50 NTD; total amount: $3,000,000,000 NTD
4. Counterpart to the trade and its relationship to the Company (if the trading counterpart is a natural person and furthermore is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed):UMC is one of the promoters of Yann Yuan Investment Co., Ltd.
5. Where the counterpart to the trade is an actual related party, a public announcement shall also be made of the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer, and date of acquisition: N/A
6. Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: N/A
7. Matters related to the creditor’s rights currently being disposed of (including types of collateral of the disposed creditor’s rights; if the creditor’s rights are creditor’s rights toward a related person, the name of the related person and the book amount of the creditor’s rights toward such related person currently being disposed of must also be announced): N/A
8. Anticipated profit or loss from the disposal (not applicable in cases of acquisition of securities) (where originally deferred, the status or recognition shall be stated and explained): N/A
9. Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important stipulations: In accordance with the Company Act.
10. The manner in which the current transaction was decided, the reference basis for the decision on price, and the decision-making department: The decision making manner: First issue for promoters, Reference for the decision on price: Issue price of the first issue; The decision-making department: Board of Directors
11. Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of any restriction of rights (e.g.pledges): Volume: 60,000,000 Common shares; Total Amount: $3,000,000,000 NTD
Shareholding percentage: Approximately 26.08%
12. Current ratio of long or short term securities investment (including the current trade) to the total assets and shareholder’s equity as shown in the most recent financial statement and the operating capital as shown in the most recent financial statement: Ratio of total assets: 11.41%; Ratio of shareholder’s equity: 17.13%; The operational capital as shown in the most recent financial statement: $65,735,394,000 NTD.

13.	Broker and broker’s fee: N/A

14.	Concrete purpose or use of the acquisition or disposal: Long term investment

15.	Net worth per share of the underlying securities acquired or disposed of: $50 NTD

16.	Do the directors have any objection to the present transaction? : No

17. Has the CPA issued an opinion on the unreasonableness of the price of the current transaction? : No

18.	Any other matters that need to be specified: None

Exhibit 99.2

UMC announced its operating results for the third quarter of 2015

1. Date of occurrence of the event: 2015/10/28
2. Company name: UNITED MICROELECTRONICS CORP.
3. Relationship to the Company (please enter “head office” or “subsidiaries”): head office
4. Reciprocal shareholding ratios: N/A
5. Name of the reporting media: N/A
6. Content of the report: N/A
7. Cause of occurrence: Inventory correction dampening 4Q15 demand; cyclical bottom approaching
United Microelectronics Corporation (NYSE: UMC; TWSE: 2303) (“UMC” or “The Company”), a leading global semiconductor foundry, today announced its consolidated operating results for the third quarter of 2015.
Revenue was NT$35.32 billion, with gross margin at 19.6% and operating margin at 2.8%. Net income attributable to the stockholders of the parent was NT$1.71 billion, with earnings per ordinary share of NT$0.14. Po-Wen Yen, CEO of UMC, said “In the third quarter of 2015, our foundry segment posted revenue of NT$35.08 billion, with gross margin at 20.3%.
Wafer shipments totaled 1.47 million 8-inch equivalent wafers, leading to an overall capacity utilization rate of 89%. Our 40nm revenue contribution grew to 25% of sales, driven by demand strength in the communication and consumer segments. Our 8” fab utilization maintained above 95%, reflecting stable demand for logic and specialty applications. To better take advantage of the opportunities within mature nodes, UMC will leverage the advancements made in proven technologies to help customers compete in the IoT market. We recently announced volume production for touch controller ICs based on UMC’s 0.11um embedded flash process that uses the most aggressive aluminum metal design rules to strengthen customers’ product and market competitiveness through lower die cost. In terms of corporate sustainability, in the third quarter 2015, UMC was selected as a DJSI global component for the eighth consecutive year.” EO Yen continued, “Although the continuing IC inventory adjustment will dampen fourth quarter wafer shipments, UMC continues on the path towards long-term growth. While Moore’s Law continues, 28nm remains a strong and long-lasting node, with many applications migrating to this geometry. Throughout 2015, UMC engineers and Fab12A have worked tirelessly to bring several new 28nm product tape-outs into volume production. At the same time, we have also received multiple customer inquiries requesting optimized, cost-effective solutions derived from our fundamental 28nm High-K Metal Gate process. UMC is working to bring a timely conversion of new 28nm requirements into production, which will strengthen our business. In addition, UMC is also leveraging mature node technology development to deliver specialty technology platforms addressing customer applications, further diversifying our product mix. Going forward, UMC will continue to drive process innovations across leading and legacy technologies, as well as proactively expanding worldwide manufacturing services to support our growth in the IC industry.”
Fourth Quarter of 2015 Outlook & Guidance:
Wafer Shipments: To decrease by less than 5%
ASP in US$: To decrease by approximately 1%
Profitability: Gross profit margin will be in the high teens % range
Foundry Segment Capacity Utilization: Approximately low 80% range
2015 CAPEX for Foundry Segment: US$1.8bn
8. Countermeasures: N/A
9. Any other matters that need to be specified: N/A

Exhibit 99.3

Important Resolutions from 13th term 3rd Board Meeting

1. Date of occurrence of the event: 2015/10/28
2. Company name: UNITED MICROELECTRONICS CORP.
3. Relationship to the Company (please enter “head office” or “subsidiaries”): head office
4. Reciprocal shareholding ratios: N/A
5. Name of the reporting media: N/A
6. Content of the report: N/A
7. Cause of occurrence:
The board meeting has approved important resolutions as follows:
(1) Approved 3Q 2015 Financial Statement.

The Company’s consolidated revenue for the third quarter of 2015 was NT$35,320 million and net income attributable to the stockholders of the parent was NT$1,708 million, with EPS of NT$0.14.

(2)	Approved this round’s capital budget execution of NTD 14,430 million towards capacity deployment.

(3) Approved to acquire common shares of Yann Yuan Investment Co., Ltd.
8. Countermeasures: None
9. Any other matters that need to be specified: None

Exhibit 99.4

To announce related materials on acquisition of machinery and equipment

1. Name and nature of the subject matter (e.g. land located at Sublot XX, Lot XX, North District, Taichung City): Machinery and equipment
2. Date of the occurrence of the event: 2015/11/04~2015/11/06
3. Transaction volume (e.g. XX square meters, equivalent to XX p’ing), unit price, total Transaction volume: one batch; average unit price: $ 698,963,871 NTD; total transaction price:$ 698,963,871 NTD
4. Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): LAM RESEARCH INTERNATIONAL SARL; non-related party transaction
5. Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition: Not applicable
6. Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: Not applicable
7. Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained): Not applicable
8. Terms of delivery or payment (including payment period and monetary amount): Base on purchase order payment term.
9. The manner of deciding on this transaction (such as tender invitation, price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department: transaction: price negotiation; the reference basis for the decision on price: market price. The decision-making department: the Selection Meeting
10. Name of the professional appraisal institution and its appraisal amount: Not applicable
11. Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA: Not applicable
12. Is the appraisal report price a limited price or specific price? : Not applicable
13. Has an appraisal report not yet been obtained? : Not applicable
14. Reason an appraisal report has not yet been obtained: Not applicable
15. Broker and broker’s fee: None
16. Concrete purpose or use of the acquisition or disposition: For production
17. Do the directors have any objection to the present transaction? : Not applicable
18. Any other matters that need to be specified

Exhibit 99.5

United Microelectronics Corporation
November 09, 2015

This is to report the changes or status of 1) Sales volume, 2) Funds lent to other parties, 3) Endorsements and guarantees, and 4) Financial derivative transactions for the period of October 2015.

1)	Sales volume (NT$ Thousand)

Period	Items	2015	2014	Changes	%
October	Net sales	12,059,010	13,495,698	(1,436,688)	(10.65%)
Year-to-Date	Net sales	123,040,049	116,272,484	6,767,565	5.82%

2)	Funds lent to other parties (NT$ Thousand) : None

3)	Endorsements and guarantees (NT$ Thousand)

		Last Month
	This Month	(actual amount
Balance as of period end	(actual amount provided)	provided)	Limit of lending
UMC	1,700,000	1,700,000	44,134,945
Note : On December 24, 2014, the board of directors resolved to provide endorsement to Nexpower’s syndicated loan from banks including Bank of Taiwan for the amount up to NT$ 17,400 million.

4)	Financial derivatives transactions : None

Exhibit 99.6

United Microelectronics Corporation
For the month of October, 2015

This is to report 1) the trading of directors, executive officers and 10% shareholders of United Microelectronics Corporation (“UMC”) (NYSE: UMC); 2) the pledge and clear of pledge of UMC common shares by directors, executive officers and 10% shareholders of UMC;

1)	The trading of directors, executive officers and 10% shareholders

		Number of shares as	Number of shares as of
Title	Name	of September 30, 2015	October 31, 2015	Changes
—	—	—	—	—

2)	The pledge and clear of pledge of UMC common shares by directors, executive officers and 10% shareholders:

		Number of shares	Number of shares
		pledged as of	pledged as of
Title	Name	September 30, 2015	October 31, 2015	Changes
—	—	—	—	—